July 18, 2006

Carl Ritter
Chief Executive Officer
Carbiz, Inc.
7405 North Tamiami Trail
Sarasota, FL 34243

Re: Carbiz, Inc.
Registration Statement on Form SB-2
Amendment No. 2 filed June 30, 2006
Registration No. 333-129408

Dear Mr. Ritter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   We have reviewed your response to prior comment 1, and we re-issue the comment. It appears that your shares will not immediately be quoted on the Over-the-Counter Bulletin Board following effectiveness of the registration statement. If true, you must include a price at which selling stockholders could sell their shares prior to your obtaining quotation on the OTC Bulletin Board. In addition, this price should be translated into U.S. dollars. You may include language indicating that, once your shares are quoted on the OTC Bulletin Board, shares may be sold at market prices or at privately negotiated prices.

Audited Financial Statements

2.   We are still considering your responses to the comments relating to your financial statements. We will forward you, under separate cover, any remaining comments when they are available.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Thomas Flinn, Accounting Examiner, at 202-551-3469 or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Thomas M. Rose, Esq. (*via facsimile)*